UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On May 28, 2025, Brooge Energy announced that it has provided notification to The Nasdaq Stock Market, LLC (“Nasdaq”) of its intent to voluntarily delist the Company’s ordinary shares (the “Shares”), from the Nasdaq Capital Market and subsequently deregister with the Securities and Exchange Commission (the “SEC”). The Company intends to file a Form 25 (Notification of Removal from Listing) with the SEC and Nasdaq relating to the delisting of its Shares on or about June 9, 2025. As a result, the Company expects the last day of quotation of its Shares on Nasdaq will be on or about June 19, 2025. The Company does not intend to list the Shares on another securities exchange.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated May 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: May 28, 2025	By:	/s/ Siavosh Hossein
	Name:	Siavosh Hossein
On behalf of Brooge Energy Limited

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